26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly ++86 10 5737 9315 steve.lin@kirkland.com

August 9, 2023

Jimmy McNamara

Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canaan Inc.

Response to the Staff’s Comments on Form 20-F for the Fiscal Year Ended December 31, 2022 (File No. 001-39127)

Dear Mr. McNamara and Mr. Dunham:

On behalf of our client, Canaan Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 28, 2023 regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2022, File No. 001-39127.

The Staff’s comments are repeated below in bold and followed by the Company’s response. Capitalized terms used herein and otherwise not defined shall have the meanings assigned to such terms in the 2022 Form 20-F.

PARTNERS:  Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal5 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Bo Peng8 | Shinong Wang3 | Jodi K. Wu9 | David Zhang3 | Xiang Zhou3 | Ling Zhu3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission

August 9, 2023

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 112

1.	Pursuant to paragraph (a) of Item 16I, please clarify whether you are owned or controlled by a governmental entity in the foreign jurisdiction or tell us why you are not required to do so. Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for this submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraphs (a) and (b)(3) of Item 16I, the Company respectfully submits that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient because these major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Schedule 13Gs and the amendments thereto, other than Flueqel Ltd. and Spring River Greater China Fund, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of February 28, 2023.

Flueqel Ltd. is indirectly wholly owned by a trust of which Nangeng Zhang, our Chairman of the Board and CEO, is the beneficiary. Additionally, Spring River Greater China Fund confirmed with the Company that it is not owned or controlled by a governmental entity of mainland China.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, the Company’s operating subsidiaries incorporated in Hong Kong, Singapore, the United States, and mainland China are wholly owned by the Company. Therefore, the governmental entities in mainland China do not have a controlling financial interest in these subsidiaries. Furthermore, the Company respectfully clarify that it does not maintain a variable interest entity (VIE) structure that is intended to mimic direct ownership in the operating company.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission

August 9, 2023

In connection with the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included: (i) The Bank of New York Mellon; (ii)  entities wholly owned by trusts established for the benefits of natural persons; and (iii) institutional shareholders. The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands. The Company further confirms that no governmental entities in the Cayman Islands own shares of any of its shareholders which are trusts established for the benefits of natural persons. All institutional shareholders of the Company were involved in the Company’s pre-IPO shares issuance. Based on the examination of publicly available information, such as the institutional shareholders’ websites and the Schedule 13Gs, and the amendments thereto filed by them, to the best of our knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of our knowledge, no governmental entities in the Cayman Islands own shares of the Company.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that it has asked all of its directors to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, the Company respectfully submits that, directors of the Company’s consolidated foreign operating entities are either (i) directors of the Company, (ii) employees of the Company, or (iii) in terms of our operating entities in Singapore, Singaporean directors we hired from local market. As to the employees of the Company, based on the employment profiles of the employees retained by the Company, the Company confirms that they are not officials of the Chinese Communist Party. According to the charter of the Chinese Communist Party, only Chinese citizen can apply to join the Chinese Communist Party. We have confirmed the locally hired Singaporean directors of our operating entities in Singapore are Singapore nationals; and therefore, the Company respectfully confirms that none of such directors is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission

August 9, 2023

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for Canaan Inc. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s material consolidated foreign operating entities are incorporated include Hong Kong, Singapore, the United States, and mainland China. The Company holds 100% equity interests in such material consolidated operating entities. Therefore, to the best of our knowledge, no governmental entities in the Hong Kong, Singapore, the United States own shares of the Company’s material consolidated foreign operating entities.

●	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the previous paragraph, the governmental entities in mainland China do not have a controlling financial interest in the Company’s material consolidated foreign operating entities. With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that the articles of its material consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

***

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission

August 9, 2023

If you have any questions regarding the 2022 Form 20-F, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

Enclosure

c.c.	Nangeng Zhang, Chairman and Chief Executive Officer, Canaan Inc.

James Jin Cheng, Chief Financial Officer, Canaan Inc.

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Justin You Zhou, Esq., Partner, Kirkland & Ellis International LLP